Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: March 15, 2018

The following is a presentation made by Unilever N.V. and Unilever PLC on March 15, 2018:

Unilever simplification – Treasury briefing March 2018

Legal Disclosure This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, ‘anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or “Unilever”). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017. IMPORTANT INFORMATION ABOUT THE SIMPLIFICATION This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom. In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New N.V.”), New N.V. intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V. New N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC. The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

Legal Disclosure (con’t) IMPORTANT INFORMATION ABOUT THE SIMPLIFICATION (con’t) SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New N.V., Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New N.V. may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New N.V. should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New N.V.’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the "EU Prospectus"), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. Deutsche Bank AG ("Deutsche Bank") is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

General Consequences Simplification is the process of unifying Unilever PLC (PLC) and Unilever NV (NV) Unilever expects the maintenance of its strong credit rating to be unaffected by Simplification. All debt (i.e. commercial paper, bonds and other facilities) which benefits from guarantees of the current N.V. or PLC holding companies or other group companies, will continue to benefit from such guarantees combined with a new guarantee provided by the new Dutch Holding Company (New NV). New debt (i.e. commercial paper, bonds and other facilities) will be treated in the same way. Simplification will be implemented by bringing Unilever PLC (PLC) and Unilever NV (NV) under a single holding company, New NV. PLC will become a wholly owned subsidiary of New NV New BV Sub, a wholly owned subsidiary of New NV, will acquire all the assets and liabilities and legal relationships of NV under universal succession of title and NV shall cease to exist. As a result of Simplification, New NV will own 100 per cent of PLC and 100 per cent of BV Sub (the successor entity of NV). Simplification proposals are expected to be placed before shareholders in Q3 2018. Post-Simplification, New NV will grant an additional guarantee to all outstanding commercial paper, bonds and other facilities, which benefit from guarantees of the current N.V. or PLC holding companies or other group companies.

Basic Legal Structure Unilever PLC BV Sub New NV Pre-Simplification Post-Simplification US Issuer (UCC) UNUS Unilever PLC Unilever NV US Issuer (UCC) UNUS (as successor to Unilever NV)

Guarantees (1) Post-Simplification – Existing Debt Bonds issued by BV Sub (as successor to NV) and bonds issued by PLC will be guaranteed by New NV, BV Sub , PLC and UNUS. Bonds issued by Unilever Capital Corp (UCC) will be guaranteed by New NV, BV Sub, PLC and UNUS. European Commercial Paper issued by NV or PLC will be guaranteed by New NV, BV Sub and PLC. U.S. Commercial Paper issued by UCC will be guaranteed by New NV, BV Sub, PLC and UNUS.

Guarantees (2) Post-Simplification Implementation – New Debt New DIP (European Debt Issuance Programme) bonds will be guaranteed by New NV, BV Sub, PLC and UNUS. New European Commercial Paper will be guaranteed by New NV, BV Sub and PLC. New U.S. Shelf bonds and U.S. Commercial Paper will be guaranteed by New NV, BV Sub, PLC and UNUS.

Other – ISDAs Post-Simplification Existing ISDAs with Unilever Finance International AG (UFI AG) and Unilever Asia Private Limited (UAPL) as counterparty and guaranteed by NV and PLC will be guaranteed by New NV, BV Sub and PLC. New ISDAs with UFI AG and UAPL as counterparty will be guaranteed by New NV, BV Sub and PLC. The Specified Entities for existing ISDAs will include New NV. The Specified Entity for new ISDAs will be New NV. The Credit Support Annex will not change.

Other - ISDAs Pre-Simplification Post-Simplification Issuer guarantee Unilever PLC BV Sub New NV US Issuer (UCC) UNUS Unilever PLC Unilever NV US Issuer (UCC) UNUS UFI AG / UAPL (as the UL counterparty) Various Counter-parties UFI AG / UAPL (as the UL counterparty) Various Counter-parties

Other – Standby Facilities Post-Simplification Group 1A Standby Facilities renewed in March 2018 include a clause permitting Simplification, in which new BV Sub will become a guarantor and party to the Standby Facilities. Group 1B / 2 Standby Facilities to be renewed in May 2018 will include a similar clause in which new BV Sub will become a guarantor and party to the Standby Facilities. Supporting documentation to be provided by Unilever in the lead up to implementation of Simplification. Group 1A Standby Facilities and Group 1B / 2 Standby Facilities to be renewed in 2019 will include New NV as borrower, guarantor and party to the Standby Facilities.

Other – Local Facilities Post-Simplification Existing Local Facilities with a parent company guarantee from NV will be replaced with a parent company guarantee from New NV.